Exhibit 99.1

SHARYLAND UTILITIES, L.P. Financial Statements September 30, 2015 (Unaudited)

SHARYLAND UTILITIES, L.P.

Balance Sheets

(In thousands)

	September 30,	December 31,
	2015	2014
	(Unaudited)
Assets
Property, Plant and Equipment - net	$1,503,827	$1,230,171

Current Assets
Cash and cash equivalents	16,842	7,383
Accounts receivable, net	33,614	32,810
Due from affiliates	26,980	32,292
Prepayments and other current assets	1,081	1,695
Total current assets	78,517	74,180

Goodwill	1,100	1,100
Deferred Charges – Regulatory Assets, net	34,978	38,834

Total Assets	$1,618,422	$1,344,285

Partners' Capital and Liabilities
Partners' Capital
General partner	$74	$26
Limited partner	12,183	7,413
Total partners' capital	12,257	7,439

Long Term Financing Obligation	1,476,130	1,218,558
Regulatory Liabilities	3,610	3,505
OPEB and Other Liabilities	9,712	9,006

Total Capitalization	1,501,709	1,238,508

Commitments and Contingencies	—	—

Current Liabilities
Accounts payable and accrued liabilities	47,179	49,156
Short-term borrowing from affiliates	6,500	—
Current portion of financing obligation	36,535	32,480
Due to affiliates	25,279	21,999
Current state margin tax payable	1,220	2,142
Total current liabilities	116,713	105,777

Total Partners' Capital and Liabilities	$1,618,422	$1,344,285

See accompanying notes to the financial statements.

SHARYLAND UTILITIES, L.P.

Statements of Operations

(In thousands)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
Revenues	$66,023	$65,558	$190,137	$227,555

Operating Expenses
Purchased power	—	—	—	58,123
Distribution expense	7,193	7,337	21,784	19,410
Transmission expense	6,872	8,276	19,583	12,050
General and administrative expense	8,801	8,214	29,722	26,423
Depreciation and amortization	8,078	6,893	23,321	21,513
Total operating expenses	30,944	30,720	94,410	137,519

Operating Income	35,079	34,838	95,727	90,036

Other Expense - Net
Interest expense, net	(31,170)	(27,663)	(90,805)	(77,265)
Other income	287	693	940	1,609
Total other expense - net	(30,883)	(26,970)	(89,865)	(75,656)

Net Income Before Income Taxes	4,196	7,868	5,862	14,380

Income Tax Expense	129	418	1,044	1,550

Net Income	$4,067	$7,450	$4,818	$12,830

See accompanying notes to the financial statements.

SHARYLAND UTILITIES, L.P.

Statements of Partners’ Capital

Nine Months Ended September 30, 2015

(In thousands)

(Unaudited)

	General	Limited	Total
	Partner	Partner	Partners' Capital
Balance at December 31, 2014	$26	$7,413	$7,439

Net Income	48	4,770	4,818

Balance at September 30, 2015	$74	$12,183	$12,257

See accompanying notes to the financial statements.

SHARYLAND UTILITIES, L.P.

Statements of Cash Flows

(In thousands)

(Unaudited)

	Nine Months Ended
	September 30,
	2015	2014
Cash Flows from Operating Activities
Net Income	$4,818	$12,830
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	21,145	21,203
Amortization of deferred costs	2,176	310
Changes in assets and liabilities:
Prepayments and other current assets	614	(136)
Accounts receivable	(804)	(4,083)
Due from affiliates	5,312	15,729
Accounts payable, accrued liabilities and other	(1,271)	(8,395)
Purchased power payable	—	(8,241)
Due to affiliates	3,280	4,661
State margin tax payable	(922)	407
Deferred charges - regulatory assets and liabilities	1,785	(5,181)
Net cash provided by operating activities	36,133	29,104

Cash Flows from Investing Activities
Additions to general plant	(6,558)	(2,993)
Net cash used in investing activities	(6,558)	(2,993)

Cash Flows from Financing Activities
Proceeds from short-term borrowing	5,000	5,000
Proceeds from short-term borrowing from affiliates	10,000	—
Repayments of short-term borrowing	(5,000)	—
Repayments of short-term borrowing from affiliates	(3,500)	—
Repayments of financing obligation	(26,616)	(30,125)
Net cash used in financing activities	(20,116)	(25,125)

Net increase in cash and cash equivalents	9,459	986

Cash and cash equivalents at beginning of period	7,383	8,379

Cash and Cash Equivalents at end of period	$16,842	$9,365

Supplemental disclosure of cash flow information

Cash paid for interest	$88,348	$72,075

Cash paid for margin taxes	$1,966	$1,143

Noncash financing obligations incurred	$288,243	$127,494

See accompanying notes to the financial statements.

SHARYLAND UTILITIES, L.P.

Notes to Financial Statements
September 30, 2015

(Unaudited)

(1)	Description of Business and Summary of Significant Accounting Policies
(a)	Description of Business

Sharyland Utilities, L.P. (the Partnership or SULP) was organized as a Texas limited partnership on November 3, 1998, as an electrical distribution utility located in Hidalgo County, Texas. On May 8, 2015, SU FERC, L.L.C was merged with and into SULP.

The Partnership currently serves over 50,000 electric delivery points in 29 counties throughout Texas. The Partnership’s customers are principally residential, commercial and irrigation customers located in the cities of Mission and McAllen, Texas, in the outlying areas of Hidalgo County in south Texas, in the Midland-Stanton area of west Texas, in the central Texas area around Brady, and in northeast Texas in Hunt, Collin and Fannin Counties. The Partnership is also engaged in the transmission of electricity throughout Texas. Those transmission activities include: a 138 Kilovolt (kV) looped system 305 miles in length through a 300 megawatt (MW) high-voltage direct current transmission interconnection between Texas and Mexico (Railroad DC Tie); and a 298 mile 345 kV transmission loop in the Texas Panhandle and South Plains near Amarillo, Texas.

On August 17, 2012, the Public Utility Commission of Texas (PUCT) approved the retail competition plan filed by the Partnership that transitioned its Stanton, Brady, and Celeste service territories to retail electric competition starting on May 1, 2014. The Partnership’s retail customers in these service territories previously did not have the option to purchase their power in the competitive retail electric markets. Their electric rates were regulated and set by the PUCT. In order to receive new “wires only” rates to serve these customers, the Partnership filed a rate case using 2012 “test year” data on May 31, 2013 under Docket No. 41474. During the year of 2013, the rate case was litigated, and a final settlement was reached and rates were approved by the PUCT at its meeting held on January 23, 2014. These new rates went into effect as each customer’s meter was read after May 1, 2014. In addition, to achieve this movement of customers, the Partnership constructed various interconnections with the Electric Reliability Council of Texas (ERCOT) System and disconnected from the Southwest Power Pool (SPP) System in December of 2013.

The Partnership leases all of its transmission and distribution assets from a related party, Sharyland Distribution & Transmission Services, L.L.C. (SDTS) and its subsidiary Sharyland Projects, L.L.C. (SPLLC), under Master Lease Agreements. See Note 2.

The interim financial information presented in the  financial statements included in this report is unaudited and, in the opinion of management, includes all adjustments of a normal recurring nature necessary to present fairly the financial position as of September 30, 2015, the Statements of Operations for the three and nine month periods ended September 30, 2015 and 2014, the changes in the statement of Partners’ Capital for the nine months ended September 30, 2015 and Cash Flows for the nine months ended September 30, 2015 and 2014. The results of the interim periods shown in this report are not necessarily indicative of the final results to be expected for the full year. The financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP). These financial statements and the accompanying notes should be read in conjunction with the Partnership’s audited financial statements for the year ended December 31, 2014.

(b)	Principles of Presentation

The Partnership maintains accounting records in accordance with the uniform system of accounts, as prescribed by the Federal Energy Regulatory Commission (FERC). The Partnership’s financial statements reflect the effects of the different rate making principles mandated by the FERC and PUCT regulating its operations.

Certain reclassifications have been made to prior periods’ financial statements for comparative purposes.  The Partnership changed its presentation in the Balance Sheet as of December 31, 2014 by offsetting its transmission cost of service (TCOS) charged from other utilities from accounts payable and accrued liabilities to accounts receivable, net to conform with current presentation. The Partnership also changed its presentation of the Statement of Operations for the three and nine months periods ended September 30, 2014 by combining tax reimbursements for contributions in aid of construction with other income.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to Financial Statements
(Unaudited)

(c)	Use of Estimates

The preparation of the Partnership’s financial statements in accordance with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to Financial Statements
(Unaudited)

(2)	Master Lease Agreements

The Partnership leases all of its Transmission and Distribution (T&D) assets from related parties, SDTS and its subsidiary, under Master Lease Agreements (MLA). Also under these same MLAs, SDTS is responsible for funding all prudently incurred electric plant capital expenditures deemed necessary to serve customers by the Partnership. In accordance with the lease agreements, the Partnership is responsible for the maintenance and the operation of the T&D assets and for the compliance with all regulatory requirements of the PUCT, the FERC, and any other regulatory entity with jurisdiction over the T&D assets. The lease agreements obligate the Partnership to pay all property-related expenses, including maintenance, repairs, taxes on equipment in service, insurance, and to comply with the terms of the secured credit facilities and secured-term loan, if any, affecting the leased assets.

The MLA, as amended, expires at various dates from December 31, 2015 through December 31, 2022. Each agreement includes annual base payments while all but one agreement includes additional payments based upon percentage of revenue earned by the Partnership, which decrease over the term of the MLA, on the leased assets in excess of specified thresholds. The rate used to calculate additional payments varies by lease and ranges from a high of 37% to a low of 23% over the term of the agreements. Fixed payments were approximately $32.5 million and $96.6 million for the three and nine month periods ended September 30, 2015, respectively. Fixed payments were approximately $28.6 million and $82.0 million for the three and nine month periods ended September 30, 2014, respectively.

The Partnership’s lease agreements include a rent validation after year end to true up lease payments for the difference between actual and estimated incremental capital expenditures placed in service. As a result of the rent validation, the Partnership made additional fixed payments of approximately $2.4 million on March 31, 2015 and the Partnership received approximately $2.5 million for over payments of variable payments associated with the year ended December 31, 2014.

The leases are subject to failed sale-leaseback accounting.  See Note 3.

The Partnership is also subject to certain restrictive covenants, including indebtedness limits, contained in the lease agreements. The Partnership was in compliance with all covenants as of September 30, 2015 and December 31, 2014.

(3)	Failed Sale Leaseback – Financing Obligation

The Partnership leases all of its T&D assets from related parties, SDTS and its subsidiary.  SDTS has legal title to the T&D assets. The Partnership, as a managing member of SDTS, has the exclusive power and authority on behalf of SDTS to manage, control, administer, and operate the T&D assets and business affairs of SDTS in accordance with the limited liability company agreement governing SDTS. These rights and obligations constitute continuing involvement, which results in failed sale-leaseback (financing) accounting. Under failed sale-leaseback accounting, the Partnership is deemed owner of the assets under all master lease agreements, including assets currently under construction. Consequently, the T&D assets, including assets currently under construction and corresponding financial obligations are included in the Partnership’s Balance Sheets. The leases are considered a failed sale-leaseback (financing) due to the Partnership’s continuing involvement in SDTS and due to the ongoing involvement in the construction of the T&D assets as defined by ASC Topic 840, Accounting for Leases.

Approximately $1.5 billion and $1.2 billion are included in long-term financing obligation liabilities related to the failed sale-leaseback (financing), as of September 30, 2015 and December 31, 2014, respectively. Approximately $36.5 million and $32.5 million of the failed sale-leaseback (financing) obligation are included in current liabilities as of September 30, 2015 and December 31, 2014, respectively.

Included in interest expense is interest on the failed sale-leaseback (financing). Interest expense on failed sale-leaseback (financing) was approximately $31.1 million and $90.5 million for the three and nine month periods ended September 30, 2015, respectively. Interest expense on failed sale-leaseback (financing) was approximately $27.6 million and $77.1 million for the three and nine month periods ended September 30, 2014, respectively. The fixed portion of the failed sale-leaseback interest expense was approximately $24.1 million and $71.1 million for the three and nine month periods ended September 30, 2015, respectively. The fixed portion of the failed sale-leaseback interest expense was approximately $19.3 million and $56.0 million for the three and nine month periods ended September 30, 2014, respectively. The variable portion of the failed sale-leaseback (financing) interest expense was approximately $7.0 million and $19.4 million for the three and nine month periods ended September 30, 2015, respectively. The variable portion of the failed sale-leaseback (financing) interest expense was approximately $8.3 million and $21.1 million for the three and nine month periods ended September 30, 2014, respectively.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to Financial Statements
(Unaudited)

As a result of the failed sale-leaseback (financing) transaction, the Partnership accounts for lease payments to the lessor as a reduction of its financing obligation. Payments on the long-term financing obligation for the three and nine month periods ended September 30, 2015 were approximately $9.0 million and $26.6 million, respectively. Payments on the long-term financing obligation for the three and nine month periods ended September 30, 2014 were approximately $8.9 million and $30.1 million, respectively.

Future payments of the financing obligation as of September 30, 2015 are as follows:

(In thousands)	Total
Year Ending December 31:
2015	$7,423
2016	22,046
2017	16,709
2018	14,750
2019	13,081
Thereafter	1,168,583
Total financing obligation	1,242,592
Less current portion of financing obligation	(36,535)
Leased system under construction obligation	246,280
Lease deferral (Note 5)	23,793
Long-term lease obligation	$1,476,130

The Partnership recorded depreciation expense of approximately $6.7 million and $19.5 million for the three and nine month periods ended September 30, 2015, respectively, related to the assets accounted for in accordance with failed sale-leaseback. The Partnership recorded depreciation expense of approximately $6.1 million and $19.7 million for the three and nine month periods ended September 30, 2014, respectively, related to the assets accounted for in accordance with failed sale-leaseback.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to Financial Statements
(Unaudited)

(4)	Property, Plant and Equipment - net

The major classes of property, plant and equipment at September 30, 2015 and December 31, 2014 are as follows:

	September 30,	December 31,
(In thousands)	2015	2014

Property, plant and equipment
Leased system	$1,460,015	$1,300,411
General plant	27,440	24,756
	1,487,455	1,325,167

Construction work in progress:
Leased system under construction	246,280	80,521
Leased system held for future use	—	37,118
General plant	3,847	229
	250,127	117,868

Other	293	79

Total Property, plant and equipment	1,737,875	1,443,114

Accumulated depreciation - Leased system	(218,613)	(199,112)
Accumulated depreciation - General plant	(15,435)	(13,831)

Property, Plant, and Equipment - net	$1,503,827	$1,230,171

See Note 3 in regards to leased system and leased system under construction.

General plant consists of a warehouse, furniture, fixtures, equipment, and vehicles.

(5)	Deferred Charges - Regulatory Assets - Liabilities

Deferred Charges – Regulatory Assets, Net

Regulatory assets represent probable future recovery of costs from customers through the regulatory ratemaking process.  The table below provides detail of other deferred charges that are included on the Partnership’s Balance Sheets as of September 30, 2015 and December 31, 2014.

	September 30, 2015			December 31, 2014
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
(In thousands)	Amount	Amortization	Amount	Amount	Amortization	Amount

Deferred financing costs	$1,069	$(307)	$762	$1,069	(267)	$802
Deferred costs recoverable in future years
Inception operating costs	23,793	—	23,793	23,793	—	23,793
Rate case costs	5,371	(1,691)	3,680	5,158	(111)	5,047
Study costs	3,628	(839)	2,789	3,587	(373)	3,214
Under-recovered TCRF	117	—	117	3,172	—	3,172
Transition to competition	1,963	(170)	1,793	1,934	(80)	1,854
Postretirement benefit costs	784	—	784	784	—	784
Advanced metering costs	1,260	—	1,260	168	—	168
Net Deferred Charges - Regulatory Assets	$37,985	$(3,007)	$34,978	$39,665	$(831)	$38,834

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to Financial Statements
(Unaudited)

The Partnership filed a rate case with the PUCT under Docket No. 41474 (2013 rate case) to adjust the retail delivery tariff for the Stanton, Brady, and Celeste customers. The application was based on a test year ended December 31, 2012, with an effective date of May 1, 2014. The final order was issued January 23, 2014. The final order of the 2013 rate case addressed recovery for costs associated with the transition to competition and certain study costs. Recovery of those costs began when the new tariff went into effect on May 1, 2014. In addition to those costs, the recovery of the 2013 rate case expenses went into effect on December 1, 2014 under a separate docket – PUCT Docket No. 41723.

The inception operating costs of approximately $23.8 million at September 30, 2015 and December 31, 2014 represent operating costs incurred from inception through December 31, 2007. The 2013 rate case settlement established that the Partnership may seek recovery in a future rate case, pursuant to the mechanism established in Docket Nos. 21591 and 27556, of the inception operating costs plus related return on rate base. If the Partnership is successful in recovery of such costs in future rates, provisions of the master lease agreement with SDTS will be adjusted to compensate SDTS for cost recovery. Consequently, the Partnership has recorded a corresponding liability in financing obligation.

Regulatory Liabilities

Regulatory liabilities represent probable future refunds associated with the over-recovery of costs from customers through the regulatory ratemaking process. As of September 30, 2015 and December 31, 2014, approximately $3.6 million and $3.5 million, respectively, are included in regulatory liabilities on the Partnership’s Balance Sheets. The following table provides a detail of the regulatory liabilities.

	September 30,	December 31,
	2015	2014
	Carrying	Carrying
(In thousands)	Amount	Amount
Power cost recovery factor (Note 9)	$1,162	$1,830
Energy efficiency cost recovery factor	826	1,307
Postretirement benefits collections	1,622	368
Regulatory liabilities	$3,610	$3,505
(6)	Related-Party Transactions

The Partnership made payments associated with the lease of the T&D assets to SDTS of approximately $38.4 million and $114.9 million during the three and nine month periods ended September 30, 2015, respectively. The Partnership made payments associated with the lease of the T&D assets to SDTS of approximately $36.0 million and $102.3 million during the three and nine month periods ended September 30, 2014, respectively.

The Partnership received payments throughout the period related to the acquisition of gross property plant and equipment related to its existing asset build out on the T&D assets from SDTS of approximately $49.3 million and $168.4 million for the three and nine month periods ended September 30, 2015, respectively. The Partnership received payments throughout the period related to the acquisition of gross property plant and equipment related to its existing asset build out on the T&D assets from SDTS of approximately $55.0 million and $144.1 million for the three and nine month periods ended September 30, 2014, respectively. These costs are included on the Partnership’s Balance Sheet under Property, Plant and Equipment - net as leased system.

The Partnership received payments of approximately $670,000 and $2.6 million during the three and nine month periods ended September 30, 2015, respectively, for contracted services, direct labor, materials and supervision associated with the construction of the 345 kV transmission loop project in the panhandle of Texas and interconnections from SPLLC. The Partnership received payments of approximately $2.3 million and $3.6 million during the three and nine month periods ended September 30, 2014, respectively, for contracted services, direct labor, materials and supervision associated with the construction of the 345 kV transmission loop project in the panhandle of Texas and interconnections from SPLLC. These costs for this project are included on the Partnership’s Balance Sheet under Property, Plant and Equipment - net as leased system.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to Financial Statements
(Unaudited)

The Partnership received payments of approximately $8.9 million during the nine month period ended September 30, 2015,  for contracted services, direct labor, materials and supervision associated with the Golden Spread interconnection into the 345 kV transmission loop in the panhandle of Texas from GS Project Entity, LLC. The Partnership did not receive payments during the three and nine month periods ended September 30, 2014 from GS Project Entity, LLC associated with the this interconnection. The costs for this project are included on the Partnership’s Balance Sheet under Property, Plant and Equipment - net as leased system under construction.

The Partnership received payments of approximately $253,000 during the nine month period ended September 30, 2015, respectively, for contracted services, direct labor, materials and supervision associated with the interconnection into the 345 kV transmission line in South Texas near the Mexican border from Cross Valley Project Entity, LLC. The Partnership did not receive payments during the three and nine month periods ended September 30, 2014 from Cross Valley Project Entity, LLC associated with this interconnection. The costs for this project are included on the Partnership’s Balance Sheet under Property, Plant and Equipment - net as leased system under construction.

On February 12, 2015, the Partnership received a subordinated and unsecured loan of $10.0 million from Loyal Trust No. 1, a related party. The note accrues interest at the greater of the three month London Inter-Bank Offered Rate (LIBOR) plus one hundred fifteen basis points as adjusted or at the floating JP Morgan Chase Prime Rate with all interest compounded semiannually. The note matures on February 12, 2016. As of September 30, 2015, the Partnership had $6.5 million outstanding on the subordinated note. The interest expense and fees on the subordinated note were approximately $53,000 and $148,000 for the three and nine month periods ended September 30, 2015, respectively. Accrued interest, included in due to affiliates on the Partnership’s Balance Sheet, was approximately $53,000 as of September 30, 2015.

An affiliate of the Partnership provides services to the Partnership at contractually agreed upon rates per hour and set amounts for infrastructure support. Charges for such services included in general and administrative expense in the accompanying Statements of Operations amounted to approximately $572,000 and $2.6 million for the three and nine month periods ended September 30, 2015, respectively. Charges for such services included in general and administrative expense in the accompanying Statements of Operations amounted to approximately $824,000 and $2.3 million for the three and nine month periods ended September 30, 2014, respectively. Accrued fees included in due to affiliates on the Partnership’s Balance Sheets related to these charges were approximately $1.2 million and $303,000 as of September 30, 2015 and December 31, 2014, respectively.

(7)	Allocation of Partners’ Capital

Revenues, income, gains, losses, expenditures, deductions, credits and distributions, as defined in the partnership agreement, are allocated 1 percent to the general partner and 99 percent to the limited partner.

(8)	Credit Facility

On May 15, 2014, the Partnership entered into an unsecured revolving credit facility of $5.0 million with Amegy Bank. The credit facility accrues interest on the outstanding balance at the Prime Rate. At December 31, 2014, Prime Rate was at 3.25%. In addition to the interest on the outstanding balance, interest accrues at 0.35% for the unused portion of the credit facility. The revolving credit facility expires on May 15, 2017.

As of September 30, 2015 and December 31, 2014, the Partnership had no amount outstanding on the revolving facility. The interest expense and fees for the revolving credit facility were approximately $32,000 and $106,000 for the three and nine month periods ended September 30, 2015, respectively. The interest expense and fees for the revolving credit facility were approximately $17,000 and $40,000 for the three and nine month periods ended September 30, 2014, respectively.

The agreement requires maintenance of certain financial ratios and imposes certain restricted covenants. The Partnership was in compliance with all covenants as of September 30, 2015 and December 31, 2014.

(9)	Purchased Power

From January 1, 2014 to May 1, 2014, the day before the move to competition, the Partnership purchased all of its electric power pursuant to long-term wholesale electric power contracts with Lower Colorado River Authority (LCRA), and Garland Power and Light (Garland). As discussed in Note 1, after the move to competition the Partnership no longer purchases power for the end use customer. Power is procured by the retail electric provider (REP) selected by the end use customer.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to Financial Statements
(Unaudited)

The contracts for power covered kWh usage, kW demand levels, transmission, scheduling and ancillary services, and energy and fuel costs. The Partnership’s purchased power costs fluctuated primarily with the price of the fuel and usage. All costs associated with the purchased power were passed through to the end use customer. After the move to competition, revenue does not reflect the cost of purchased power being passed through to the end use customer, therefore the cost of purchase power is not included as a component on the Partnership’s Statement of Operations.

The Garland contract and the LCRA contract were terminated on May 31, 2014 upon moving to competition.

After the move to competition and a reconciliation of revenue received with costs incurred related to purchase power, an over-recovery balance of approximately $1.2 million and $1.8 million is included in regulatory liabilities in the Partnership’s Balance Sheet as of September 30, 2015 and December 31, 2014, respectively.

(10)	Transmission Cost of Service

All Transmission Service Providers (TSPs) within Electric Reliability Council of Texas (ERCOT) provide open access transmission service and the costs are ultimately passed through to end-use customers. The PUCT regulates the transmission rates that are charged by the ERCOT TSPs. The Partnership is billed based on the Partnership’s pro rata share, during the prior year, of the average of ERCOT coincident peak demand for the months of June, July, August, and September (ERCOT 4CP), excluding the portion of coincident peak demand attributable to wholesale storage load. Each TSP files a tariff for transmission service to establish its rates, calculated as the TSP’s commission-approved transmission cost of service, or revenue requirement, divided by the aggregate ERCOT 4CP during the prior year. Therefore, the monthly transmission service charge to be paid by the Partnership is the product of each TSP’s monthly rate as specified in its tariff and the Partnership’s previous year’s share of the aggregate ERCOT 4CP.

Taking power over the ERCOT network requires the Partnership to pay fees regulated by the PUCT. The annual charges to use the ERCOT transmission network cover the period from January 1 through December 31 of each year. Because the use of the network is governed by ERCOT and falls under the jurisdiction of the PUCT, a contract is not required with each ERCOT TSP.

(11) Postretirement Benefits

The Partnership provides continued major medical and dental coverage to retired employees and their dependents meeting certain eligibility requirements. The Partnership’s postretirement health care benefit plan provides prescription drug coverage. The Medicare Prescription Drug Improvement and Modernization Act of 2003 includes a federal subsidy for plans that offer prescription drug benefits that are actuarially equivalent to Medicare Part D. The Partnership and the actuarial advisors have determined that the prescription drug coverage provided by the Partnership’s postretirement health care benefit plan is actuarially equivalent to Medicare Part D, and accordingly, the subsidy provides some relief for ongoing retiree prescription costs. The Partnership is required to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability on its balance sheet. Financial Accounting Standards Board (FASB) guidance requires an entity to include items that have not yet been recognized as net periodic postretirement benefit cost as a component of accumulated other comprehensive income. However, for a regulated utility this cost is allowed to be recorded as a regulatory asset if: (i) the utility has historically recovered and currently recovers postretirement benefit plan expenses in its electric rates; and (ii) there is no negative evidence that the existing regulatory treatment will change. The Partnership has recorded the unrecognized components of net periodic postretirement benefit cost as a regulatory asset as these expenses are probable of future recovery.

(Continued)

SHARYLAND UTILITIES, L.P.

(Unaudited)

(12)	Commitments and Contingencies

Leases

The Partnership has various obligations under operating leases pertaining to equipment, facilities and office space. Charges for the operating leases included in general and administrative expense in the accompanying Statements of Operations amounted to approximately $90,000 and $285,000 for the three and nine month periods ended September 30, 2015, respectively. Charges for the operating leases included in general and administrative expense in the accompanying Statements of Operations amounted to approximately $109,000 and $453,000 for the three and nine month periods ended September 30, 2014, respectively. The following is a schedule of future minimum lease payments required under operating leases with a term of greater than twelve months at inception as of September 30, 2015:

(In thousands)
Year Ending December 31:
2015 - Q4	$98
2016	322
2017	92
2018	46
2019	1
$559

Regulatory proceedings

The Partnership is involved in various legal and regulatory proceedings. While management is unable to predict the outcome of these proceedings, management does not believe that the ultimate resolution will have a materially adverse effect on the Partnership’s results of operation, cash flows or financial position.

As mandated in the final order for the 2013 rate case, the Partnership has agreed to file its next rate case on or before July 1, 2016.

(13)	Subsequent Events

The Partnership has evaluated subsequent events from the Balance Sheet date through October 30, 2015, the date at which the Financial Statements were made available to be issued, and determined there are no other items to disclose.